EXHIBIT 99

FORM 51-102F3

MATERIAL CHANGE REPORT


1. Name and Address of Company

The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation existing under the laws of the Province of Ontario and having its registered office at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2. Date of Material Change

The material changes occurred on September 20 and 25, 2007.


3. Press Release

	On September 20, 21 and 25, 2007, at approximately 2:52 p.m.,
8:30 a.m. and 6:37 p.m. (Toronto time), respectively, press releases describing the material change, were issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to the TSX, to the NYSE and to Canada NewsWire for publication and dissemination through its Canadian Disclosure, United States US/1 Investor Research Wire and European Financial Markets networks. Copies of the press releases are attached as Exhibits I, II and III, respectively.


4. Summary of Material Change

	On September 20, 2007, the Corporation issued a press release announcing the completion of a previously announced plan of arrangement involving Open Joint Stock Company Russian Machines ("Russian Machines").
The plan of arrangement and agreements relating to the strategic investment in the Corporation by Russian Machines became effective on September 20, 2007.

	On September 21, 2007, the Corporation issued a press release announcing preliminary results of its Substantial Issuer Bid to purchase up to US$1,536,600,000 in value of its Class A Subordinate Voting Shares (the "Issuer Bid"), which expired at 5:00 p.m. (Toronto time) on September 20, 2007.

	On September 25, 2007, the Corporation issued a press release announcing final results of the Issuer Bid.


5. Full Description of Material Change

	On September 20, 2007, the Corporation announced that the plan of arrangement and agreements relating to the strategic investment in Magna by Russian Machines became effective. Under the arrangement, M Unicar Inc. ("Newco"), through its indirectly owned subsidiary 2143455 Ontario Inc., a Canadian holding company funded by a subsidiary of Russian Machines, acquired 20 million Magna Class A Subordinate Voting Shares for approximately US$1.54 billion. Newco is owned indirectly by the Stronach Trust, Russian Machines and Donald Walker, Siegfried Wolf, Vincent Galifi, Jeffrey Palmer and Peter Koob, members of Magna's executive management. Effective as of September 20, 2007, Newco and its subsidiaries held 726,829 Class B Shares (which were previously held by 445327 Ontario Inc., all of the shares of which are directly owned by the Stronach Trust), representing 100% of the outstanding Class B Shares, and 20,605,000 Class A Subordinate Voting Shares, representing approx-imately 15.9% of the outstanding Class A Subordinate Voting Shares, which collectively represent approximately 68.6% of the total voting power of all the outstanding shares of Magna.

	On September 20, 2007, Magna also announced that, as a result of the arrangement becoming effective, all of the conditions to the Issuer Bid had been satisfied or waived.

	On September 21, 2007, the Corporation announced the preliminary results of the Issuer Bid.

	Based on preliminary results, Magna announced that it had taken up and would purchase for cancellation all 11,908,411 Class A Subordinate Voting Shares validly tendered pursuant to the offer, at a purchase price of U.S.$91.50 per Class A Subordinate Voting Share. These shares represented approximately 9.2% of Magna's outstanding Class A Subordinate Voting Shares as of September 20, 2007. The purchase is being funded from the proceeds of the treasury issuance of 20,000,000 Class A Subordinate Voting Shares pursuant to the plan of arrangement involving Russian Machines.

	On September 25, 2007, the Corporation announced the final results of the Issuer Bid. Based on final results, Magna had purchased for cancel-lation on September 25, 2007, 11,908,944 Class A Subordinate Voting Shares at a purchase price of US$91.50 per Class A Subordinate Voting Share.


6. Reliance on Section 7.1(2) or (3) of NI 51-102

	This report is not being filed on a confidential basis.


7. Omitted Information

	Not applicable.


8. Executive Officer

For further information, please contact J. Brian Colburn, Executive Vice-President and Secretary of the Corporation at 905-726-7022.


DATED at Aurora, Ontario the 27th day of September, 2007.

* * * * *

Exhibit I

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 726-7173

Magna announces completion of transaction involving Russian Machines

AURORA, ON, September 20, 2007 - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today announced that the plan of arrangement and agreements relating to the strategic investment in Magna by Open Joint Stock Company Russian Machines became effective today.

    Frank Stronach, Magna's Chairman commented: "We are pleased to have completed this very important transaction with Russian Machines. I believe we are now well positioned to capitalize on the growth opportunities in Russia and other automotive markets, while minimizing the risks of investing in those markets."

    "Our strategic investment in Magna will allow Magna to build a strong presence in the rapidly expanding Russian automotive market as well as in Eastern Europe and other key markets," said Oleg Deripaska, Chairman of the Supervisory Board of Basic Element and Chairman of the Board of Directors of Russian Machines.

    Under the arrangement, M Unicar Inc. ("Newco"), through its indirectly owned subsidiary 2143455 Ontario Inc., a Canadian holding company funded by a subsidiary of Russian Machines, acquired 20 million Magna Class A Subordinate Voting Shares for approximately US$1.54 billion. Newco is owned indirectly by the Stronach Trust, Russian Machines and Donald Walker, Siegfried Wolf, Vincent Galifi, Jeffrey Palmer and Peter Koob, members of Magna's executive management. Newco and its subsidiaries now hold 726,829 Class B Shares (which were previously held by 445327 Ontario Inc., all of the shares of which are directly owned by the Stronach Trust), representing 100% of the outstanding Class B Shares, and 20,605,000 Class A Subordinate Voting Shares, representing approximately 15.9% of the outstanding Class A Subordinate Voting Shares, which collectively represent approximately 68.6% of the total voting power of all the outstanding shares of Magna. The transaction allows Newco and its shareholders to effect a strategic investment in Magna and participate in the future growth and success of Magna on a global basis.

    Magna also announced that, as a result of the arrangement becoming effective, all of the conditions to its offer to purchase for cash up to US$1,536,600,000 in value of its Class A Subordinate Voting Shares, which expires at 5:00 p.m. (Toronto time) today, have been satisfied or waived. Magna will issue a press release with respect to the outcome of the bid after it has determined the number of Class A Subordinate Voting Shares which have been validly tendered and the clearing purchase price for such shares under the "modified Dutch auction" procedure applicable to the bid.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

    ABOUT THE SUBSTANTIAL ISSUER BID
    --------------------------------
    This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase Magna Class A Subordinate Voting Shares, nor is it an offer or solicitation of an offer to buy or sell any other securities of Magna. The substantial issuer bid referred to above is made solely by means of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery, each dated August 13, 2007, as amended by the Notice of Variation, dated September 6, 2007.

    FORWARD-LOOKING STATEMENTS
    --------------------------
    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and 2143455 Ontario Inc. ("Newco II") and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years; and the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to the proposed strategic alliance, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: about this press release or to obtain a copy of the early warning report that will be filed by Newco with the Canadian securities regulatory authorities in connection with the transaction, please contact Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100, 337 Magna Drive, Aurora, Ontario, L4G 7K1

* * * * *

Exhibit II

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2461
Fax:  (905) 726-7164

Magna announces preliminary results of substantial issuer bid

    AURORA, ON, September 21, 2007 - Magna International Inc. (TSX: MG.A;
NYSE: MGA) today announced the preliminary results of its offer to purchase up to U.S.$1,536,600,000 in value of its Class A Subordinate Voting Shares, which expired at 5:00 p.m. (Toronto time) on September 20, 2007.

    Magna has taken up and will purchase for cancellation all the Class A Subordinate Voting Shares validly tendered pursuant to the offer (11,908,421 shares), at a purchase price of U.S.$91.50 per Class A Subordinate Voting Share. These shares represent approximately 9.2% of Magna's outstanding Class A Subordinate Voting Shares as of September 20, 2007.

    Magna and Computershare (the depositary under the offer) expect the final determination of the number of Class A Subordinate Voting Shares to be purchased for cancellation to be made on or before September 25, 2007. Payment for the Class A Subordinate Voting Shares purchased pursuant to the offer will be made on September 25, 2007. The purchase will be funded from the proceeds of the treasury issuance of 20,000,000 Class A Subordinate Voting Shares pursuant to the plan of arrangement involving Russian Machines, which was completed on September 20, 2007.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

    FORWARD-LOOKING STATEMENTS
    --------------------------
    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and Newco II and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years; and the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related to the proposed strategic alliance, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; unionization activities at our facilities; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100

* * * * *

EXHIBIT III

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna announces final results of substantial issuer bid

    AURORA, ON, September 25, 2007 - Magna International Inc. (TSX: MG.A; NYSE:
MGA) today announced the final results of its offer to purchase up to U.S.$1,536,600,000 in value of its Class A Subordinate Voting Shares, which expired at 5:00 p.m. (Toronto time) on September 20, 2007. Magna confirmed that it has purchased for cancellation 11,908,944 Class A Subordinate Voting Shares, representing 9.2% of its currently issued and outstanding Class A Subordinate Voting Shares, at U.S.$91.50 per share for an aggregate purchase price of approximately U.S.$1.1 billion.

    Payment for these shares was made today. The purchase was funded from the proceeds of the treasury issuance of 20,000,000 Class A Subordinate Voting Shares pursuant to the plan of arrangement involving Russian Machines, which was completed on September 20, 2007. Any Class A Subordinate Voting Shares which were not validly deposited will be returned as promptly as possible.

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna, at (905) 726-7100